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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                  FORM 12b-25

                         Commission File Number 0-21860

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended:  December 31, 2000
                        -----------------

  [ ]  Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form 20-F    [ ]  Transition Report on Form N-SAR
  [ ]  Transition Report on Form 11-K
     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print
                                   or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    LeadingSide, Inc.
                            ---------------------------------
Former Name if Applicable
       Dataware Technologies, Inc.
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Address of Principal Executive Office (Street and Number)

                           One Canal Park
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City, state and zip code:      Cambridge,  Massachusetts  02141
                               --------------------------------

                                    PART II
                            RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort
             or expense;
[  ]    (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]    (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Registrant cannot timely file its Annual Report on Form 10-K for the year ended December 31, 2000 without unreasonable effort and expense. The Registrant issued a press release on March 16, 2000 stating that it has laid off substantially all of its workforce, terminated its operations and expects to file for bankruptcy protection in the near future and liquidate its assets for the benefit of its creditors. The Registrant plans to file a Current Report on Form 8-K within 15 days of filing for bankruptcy protection in order to report such bankruptcy filing, however, it believes that continued compliance with the periodic reporting requirements of the Securities Exchange Act of 1934 would be an unreasonable burden, if not impossible, due to the Registrant's limited resources such as its lack of employees to prepare the reports, including the required financial statements, as well as the substantial legal and accounting fees associated with the preparation of such reports and financial statements. The Registrant's securities are not currently traded on a national securities exchange or the Nasdaq Stock Market and there is minimal trading of the securities in the over the counter market on the electronic bulletin board of the National Association of Securities Dealers, Inc.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     David Mahoney                (617)                       621-0820
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     (Name)                    (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no, identify report(s).        [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?  N/A (See Part III above)   [ ] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               LeadingSide, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 29, 2001         By:   /s/ David Mahoney
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                                    David Mahoney, Chief Executive Officer